
November 25, 2014

<u>Via E-mail</u>
Ron Camacho
President
Reraise Gaming Corporation
7582 Las Vegas Blvd. South, Suite 213
Las Vegas NV 89123-1060

Re: Reraise Gaming Corporation
Amendment No. 3 to
Registration Statement on Form S-1
Filed November 14, 2014
File No. 333-195651

Dear Mr. Camacho:

We have reviewed your responses to the comments in our letter dated November 7, 2014 and have the following additional comments.

<u>Financial Statements, page 30</u>

1. Please revise your interim and annual financial statement footnotes to include a discussion of the issuance and valuation of the 2,000,000 shares to Alan Shinderman.

<u>General</u>

2. Please update your financial statements in accordance with Article 8-08 of Regulation S-X.

You may contact Amy Geddes at (202) 551-3304 or Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Fredrick Bauman, Esq.